

June 13, 2013

<u>Via E-mail</u>
David K. Skeens
Treasurer and Chief Financial Officer
National Bankshares, Inc.
101 Hubbard Street
PO Box 90002
Blacksburg, VA 24062-9002

      Re: National Bankshares, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 8, 2013
               Form 10-K/A for the Fiscal Year Ended December 31, 2012
               Filed March 26, 2013
               File No. 0-15204

Dear Mr. Skeens:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ John P. Nolan

                                 John P. Nolan
                                 Senior Assistant Chief Accountant